[Letterhead of New Oriental Education & Technology Group Inc.]

July 15, 2009

VIA EDGAR AND FACSIMILE

Larry Spirgel, Assistant Director

Reid S. Hooper, Staff Attorney

Terry French, Accountant Branch Chief

Christine Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”) Form 20-F for the fiscal year ended May 31, 2008 filed on October 23, 2008 (File No. 001-32993) (the “2008 Form 20-F”)

Dear Mr. Spirgel, Mr. Hooper, Mr. French and Ms. Adams:

This letter sets forth the Company’s response to the comments contained in the letter dated July 1, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2008 Form 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for the year ended May 31, 2008

Item 5. Operating and Financial Review and Prospects, page 43

Share-based Compensation, page 55

1. We note your response to prior comment two in our letter dated May 7, 2009. You state that the assumptions used in your determination of fair value are subjective in nature and the use of different assumptions at grant date would have impacted the determination of the fair value of the award. Accordingly, if you believe that the changes in the assumptions used would results in fair value that would have a material impact on your results of operations, please revise in future filings to provide sensitivity analysis. In your response to this comment, please provide us with your revised, proposed disclosures.

The Company respectfully advises the Staff that the last share options were granted in the year ended May 31, 2007 (and will have vested by the end of the year ending May 31, 2010). Since then, the Company has not granted any share options but only non-vested shares under the 2006 incentive plan for which the fair value is based on the market price of the common stock at the grant date which therefore does not entail the use of significant subject valuation assumptions and estimates.

We also note that SAB Topic 14 includes the following:

Question 1: If a valuation technique or model is used to estimate fair value, to what extent will the staff consider a company’s estimates of fair value to be materially misleading because the estimates of fair value do not correspond to the value ultimately realized by the employees who received the share options?

Interpretive Response: The staff understands that estimates of fair value of employee share options, while derived from expected value calculations, cannot predict actual future events.24 The estimate of fair value represents the measurement of the cost of the employee services to the company. The estimate of fair value should reflect the assumptions marketplace participants would use in determining how much to pay for an instrument on the date of the measurement (generally the grant date for equity awards). For example, valuation techniques used in estimating the fair value of employee share options may consider information about a large number of possible share price paths, while, of course, only one share price path will ultimately emerge. If a company makes a good faith fair value estimate in accordance with the provisions of Statement 123R in a way that is designed to take into account the assumptions that underlie the instrument’s value that marketplace participants would reasonably make, then subsequent future events that affect the instrument’s value do not provide meaningful information about the quality of the original fair value estimate. As long as the share options were originally so measured, changes in an employee share option’s value, no matter how significant, subsequent to its grant date do not call into question the reasonableness of the grant date fair value estimate.

Consequently, given that the purpose of any sensitivity analysis would be to indicate only the impact on the Company’s estimate of grant date fair value of different assumptions had it used those different assumptions at the time and that the 2007 options will all have vested by the year ended May 31, 2010, the Company respectfully advises the Staff that it believes including the sensitivity disclosures in its 20-F for the year ended May 31, 2009 may not render meaningful additional information to the users of the financial statements.

However, should the Company make option grants in the future it undertakes in future filings to disclose the sensitivity of the key assumptions of volatility and expected term made in determining the grant date fair value of such awards. The precise nature of such sensitivity disclosure would need to be determined at the time having regard to the actual assumptions then made but the Company believes that disclosing the impact of a 5% change in volatility and a 1 year change in the expected term would likely present meaningful information at that time.

Item 19. Exhibits, page 81

2. We have considered your response to prior comment five in our letter dated May 7, 2009, including your representation that you will file your exhibits in future filings. We note that you have filed two annual reports on Form 20-F since you filed your registration statements on Form F-1. We also note that you did not file your material contracts as exhibits in either Form 20-F. Since your next filing is your annual report on Form 20-F for the period ended May 31, 2009, and this filing is not required to be filed until November 30, 2009, please amend your FYE 2008 Form 20-F to list and file all required exhibits (which may be filed though incorporation by reference). This includes all material agreements that you or your subsidiaries are parties to, have succeeded to a party by assumption or assignment, or if you or your subsidiary has a beneficial interest. Please note that your amended Form 20-F may consist of a cover page, explanatory note (if desired), Item 19 disclosure, signatures, and the appropriate certifications.

The Company respectfully advises the Staff that it will amend the 2008 Form 20-F to list all required exhibits. Since the Company has previously filed all material contracts as exhibits to its registration statements on Form F-1, it will file those material contracts with the amended 2008 20-F through incorporation by reference.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2008 Form 20-F, please contact the undersigned at (86) 139 11195439 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom at (852) 3740 4850. Thank you.

Very truly yours,

/s/ Louis Hsieh
Louis Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu, New Oriental Education & Technology Group Inc. Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd., Beijing

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